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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           -------------------------

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)


                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                               (Name of Issuer)


                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                     (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  360768 10 5
                     (CUSIP Number of Class of Securities)

                              MICHAEL S. PAQUETTE
                         VICE PRESIDENT AND CONTROLLER
                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                THE 1820 HOUSE
                                  MAIN STREET
                         NORWICH, VERMONT  05055-0850
                                (802) 649-3633

                                   Copy to:
                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                      825 Eighth Avenue - Worldwide Plaza
                           New York, New York 10019
                                (212) 474-1000

  (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               DECEMBER 4, 1995

    (Date Tender Offer First Published, Sent, or Given to Security Holders)

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             TRANSACTION VALUE*                 AMOUNT OF FILING FEE*
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
                $35,500,000                             $7,100
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

           *Based on $71.00 cash price per share for 500,000 shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:     $7,100
            Form or Registration No.:   Schedule 13E-4
            Filing Party:               Fund American Enterprises Holdings, Inc.
            Date Filed:                 December 4, 1995

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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed on December 4, 1995, relating to the invitation of Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), to its shareholders to tender up to 500,000 shares of its Common Stock, par value $1.00 per share (the "Shares"), to the Company at $71 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

ITEM  8.  ADDITIONAL INFORMATION

     Item 8(e) is amended by adding the following paragraph:

     The Company has extended the expiration date of the Offer to Wedenesday, January 10, 1996, in order to inform shareholders of an important recent development involving the Company and to provide shareholders with additional time to evaluate this development. The Offer was originally scheduled to expire at midnight Tuesday, January 2, 1996. A supplement dated December 26, 1995 announcing such extension is attached hereto as Exhibit (a) (11) and incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is amended by adding the following exhibit::

     (a)(11) Supplement dated December 26, 1995

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                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      FUND AMERICAN ENTERPRISES HOLDINGS, INC.



December 26, 1995                     By:    /s/ Michael S. Paquette
                                          --------------------------------------
                                          Michael S. Paquette
                                          Vice President and Controller

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                                 EXHIBIT INDEX


EXHIBITS                                                                    PAGE
--------                                                                    ----

(a)(1)   Offer to Purchase dated December 4, 1995......................       *

(a)(2)   Letter of Transmittal (together with Guidelines for
           Certification of Taxpayer Identification Number on
           Substitute Form W-9)........................................       *

(a)(3)   Notice of Guaranteed Delivery.................................       *

(a)(4)   Letter from the Company's Chairman to
           Shareholders dated December 4, 1995.........................       *

(a)(5)   Form of Letter from First Chicago Trust Company of
           New York to Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees..........................       *

(a)(6)   Form of Letter from Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees to their clients.........       *

(a)(7)   Form of summary advertisement dated December 4, 1995..........       *

(a)(8)   Text of press release dated November 28, 1995.................       *

(a)(9)   Text of press release dated November 29, 1995.................       *

(a)(10)  Text of press release dated December 4, 1995..................       *

(a)(11)  Supplement dated December 26, 1995............................

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* previously filed.

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